SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	October	2011
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News release, dated October 5, 2011.

Document 1

For Immediate Release	October 5, 2011
SONDE RESOURCES CORP.  LIFTS FORCE MAJEURE DECLARATION ON THE 7TH OF NOVEMBER BLOCK, OFFSHORE TUNISIA / LIBYA

CALGARY, ALBERTA--(Marketwire – October 5, 2011) - Sonde Resources Corp. ("Sonde" or the "Company") (TSX: SOQ) (NYSE Amex LLC: SOQ) announces that on August 31, 2011, the Government of Canada repealed its unilateral sanctions against Libya, and further amended the Regulations Implementing the United Nations Resolutions on Libya on September 22, 2011, following the adoption of Resolution 2009 (2011) by the United Nations Security Council (“UNSC”).  After careful review of these rulings, and in consultation with the Canadian Foreign Affairs Ministry, Sonde has lifted the Force Majeure declaration it made on June 8, 2011, and intends  to resume normal operations on the 7th of November Block.

Sonde has requested a  meeting with Joint Oil (the Tunisian-Libyan joint venture responsible for the 7th of November Block) to discuss near-term activities regarding the exploration program for the Block, as well as the plan of development for the previously-announced North Zarat discovery.

Jack Schanck, Sonde’s President and CEO, said "Sonde sincerely regrets the interruption of operations caused by the necessary declaration of Force Majeure, and we are anxious to resume our strong working relationship with Joint Oil and the exploration and development of the large hydrocarbon resource on the 7th of November Block.”

Sonde Resources Corp. is a Calgary, Alberta, Canada based diversified global energy company engaged in the exploration and production of oil and natural gas.  Its operations are located in Western Canada and North Africa.  See Sonde’s website at www.sonderesources.com to review further detail on Sonde’s operations.

For Further Information Please Contact:

Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374
www.sonderesources.com

Neither the Toronto Stock Exchange nor the NYSE - Amex have approved the contents of this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)
Date:	October 7, 2011	By:	/s/ Kurt A. Nelson
Name: Kurt A. Nelson Title: Chief Financial Officer